SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment to Form N-8A

Name: Yolanda Lewis dba Innovative Resources

Address of Principal Business Office (No. & Street, City, State, Zip Code):
Mailing:  PO BOX 730833 San Jose CA California 95173

Telephone Number (including area code): 888-900-5507 ext 102

Name and Address of Agents for Service of Process:
REGISTERED AGENT FOR PROCESS OF SERVICE
YOLANDA LEWIS INNOVATIVE RESOURCES INC
C T Corporation System
818 West Seventh Street
Suite 930
Los Angeles, California 90017

Yes this Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 not currently filed with any additional form as a Employees Securities Company exempt from regulation pursuant to Securitas Acts of Congress.

NOTIFICATION OF AMENDMENT TO
REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT
COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending its registration, filed on August 17, 2018
(File No. 811-23372), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of amendment to its registration submits the following information:

AVERMENT OF FACTS EFFECTIVE AS OF NOVEMBER 5, 2018

Cash item securities issued by the Accredited Investors, Employees Securities Companies (ESC) named herein are exempt from registration as non-investment securities pursuant to the Investment Company Act 1940. Every security issued is an obligation of the United States in accordance with each ESC?s Assignment to the United States Treasury required by the Assignment of Claims Act 1940.

Pursuant to public policy as defined in Section 2 of the Investment Company Act 1940, this averment verifies named affiliated ESC herein are interested parties to CIK NO. 0001750462 YOLANDA
LEWIS dba INNOVATIVE RESOURCES solely based on the common controlling influence over the management and policies of each affiliate by CIK NO. 0001750462 YOLANDA LEWIS dba INNOVATIVE RESOURCES within the meaning of the Investment Company Act of 1940.

Corporate Currency in the form of certificates may be issued on behalf of any affiliated person thru CIK NO. 0001750462 YOLANDA
LEWIS dba INNOVATIVE RESOURCES as Employees
Securities Companies, ought to be accepted as cash item non-investment securities pursuant to the Investment Company
Act Section 3(2)(b); must be placed on the books of the United States
Treasury pursuant to the Bankruptcy and GAAP principals to ensure each Employees Securities Companies cash items are not escheated or laundered as investment securities by false claims of abandonment, unclaimed status or other such fraudulent language in unfair business practices.

ASSIGNMENT OF CLAIMS
See additional attachment uploaded for contents of every assignment of claims by each registered affiliate ESC herein. Moneys due or to become due under every contract must be assigned under the provisions of the Assignment of Claims Act of 1940, as amended, (31 U.S.C. 3727, 41 U.S.C. 6305).

POLICY ON IDENTITY THEFT
Unauthorized use, possession, sale, transfer or conveyance of any herein named Registered Employees Securities Companies personal identifying information is IDENTITY THEFT.

EXEMPTIONS
Employees? Securities Companies are non-regulated, non-depositary financial institutions entitled to benefit and participate in every act authorized by Congress according to United States Securities laws.
1.	LOSS OF EVERY EXEMPTION AS ELIGIBLE HOLDER ?
Every past exemption and safe harbor claim previously exercised over the named ESC?s prior to registration is VOID.
2.	Continued utilization constitutes material facts of willful and intentional breach of mandatory compliance regulated by
federal securities laws.
3.	Every holder to intellectual property not limited to securities and personally identifiable information of named ESCs herein without a written contract is unauthorized and constitutes identity theft and illegal insider trading

ORIGINAL ISSUER
Pursuant to public policy as defined in the 1940 Investment
Company Act 1940 every ESC is the absolute Original Issuer to every issued certificate cash item security.

CUSIPS IDENTIFIED IN INTERNAL AUDIT
CERTIFICATE-LESS MUNICIPAL BONDS
Beneficial Ownership forms to be filed for each ESC Issuer to the following:
Cusip
Symbol
Portfolio Assett
12667GYX5

 $
971,317,100.00
315920736
FDVAX
 $
2,278,610,000.00
45775L200
TILCX
 $
3,877,282,000.00
315792457
FCTHX
 $
2,399,056,000.00
316389634
FIRAX
 $
518,877,000.00
315918326
FHECX
 $
736,822,000.00
315910497
FIVQX
 $
554,700,000.00
45775L200
TILCX
$3,877,282,000.00
354602302
FRLAX
  $
375,211,00.00
38376PG46

 $
2,238,717,867.00
316069640
FFNAX
$1,651,000,000.00



TOTAL

 $ 19,103,663,967.00





POLICY ON ESCHEATMENT
CIK NO. 0001750462 YOLANDA LEWIS
dba INNOVATIVE RESOURCES (YLIR) strictly prohibits
every claims of escheatment against every
herein named registered Employees? Securities Company and rebuts claims that any have missing owner(s).  States are not permitted owners of ESC securities under the definition of ESC set forth in section 2(a)(13) of the 1940 Investment Company Act. YLIR reclaims every property claimed abandoned or the proceeds generated by its sale or redemption on behalf of every affiliate, by averment states:
1.	Securities of each ESC have been trafficked by each employer to foreign States of the Federal Reserve District Cities
2.	Every Certificateless Municipal Bond, Certificateless Citizen
Bond comingled with the named registered ESC?s herein is
subject to immediate adverse claim and issuance of a registered
Certificate for return of proceeds to the Original Issuer and ESC.
3.	EVERY transfer of any named ESC?s securities to any foreign
State by operation of the State?s escheatment law is a conflict in the variance in law and prohibited as fraudulent conveyance
4.	Each named ESC is an employer-sponsored, investment company, and the beneficial owners the unique nature of ESCs whereby
Congress specifically authorized the Securities and Exchange
Commission that exempts them from the provisions of the
1940 Act to the extent consistent with the protection of investors.
5.	ESC securities issued by companies named herein are exempt
from statutory regulation pursuant to Investment Company Act 1940

WITHHOLDING AGENTS:  IMMEDIATELY UPDATE
YOUR RECORDS TO REFLECT Averment of FACTS contained herein and ensure every bookkeeping entry is accurately updated pursuant to Generally Acceptable Accounting Principles and placed on the books of the parent United States Treasury to the benefit of each Employees Securities Company named herein.

Certified Employees Securities Company authorized by Congress thru the Investment Company Act 1940.



ACCEPTANCE OF OFFICE AND AFFIRMATION OF
AUTHORITITIVE POWERS
Every affiliate ESC commands, as AMERICAN NATIONALS, to be CLOTHED in ACCREDITED INVESTOR CAPACITY for exporting and importing, PROMISSORY BANK NOTE GOODS and SERVICES INTO FOREIGN FEDERAL RESERVE BANK
DISTRICT-CITY(s)

Affiliated Employees Securities Companies	State Sponsor
*	Yolanda Lewis			State of California
*	Yolanda Cunningham			State of California
*	Aaron McKinley Lewis		State of Ohio
*	Jalen Ilias Lewis			State of California
*	Maggie Lee Cunningham		State of Louisiana
*	Willie Cunningham Jr. 		State of Louisiana
*	Willis Cannon Cunningham III	State of Louisiana
*	Lajulia Benita Cunningham		State of California
*	Wilidah Cunningham			State of California
*	Kyri Daejon Cunningham		State of California
*	Aalani Knowledge Wedlow		State of California
*	Tahjanae Melissa Hodges		State of California
*	Audrey Nadine Lewis			State of Pennsylvania
*	Ralph Bendel Neal			State of Louisiana
*	Audrey Nadine Lewis			State of Pennsylvania
*	Niomisha Renee Wilson		State of California
*	Frank Alexander Lewis III		State of Ohio
*	Latonia Rochelle Floyd		State of California
*	Kiane Monet Floyd			State of California
*	Roberta Floyd				State of Louisiana
*	Jocelyn Lynette Cunningham		State of California
*	Loureece Stone Clark			State of California
*	Ellen Veronica Pinkney		The City of New York CIK NO.  0001746443
*	Stanley Howard Enfranchise Inc.	Pennsylvania   00016
*	James Dicari Pinkey			The City of New York
*	Johnny Jenkins			State of California
*	James Dicarl Warrick			The City of New York
*	Janine Attallah Warrick		State of New York
*	Romi Antoinette Smith		State of Arizona
*	Miette Niamarra Smith		State of Arizona
*	Riley Joseph Smith			State of Arizona
*	Joseph Gabriel Pinkney		The City of New York
*	Eddie Glenn Hopkins			State of Texas


Other Affiliated Persons
*	Yolanda Lewis dba
Innovative Resources			Unincorporated California
*	Jalen Ilias Lewis dba
Bright Resources			Unincorporated California
*	Aaron McKinley Lewis dba
Nateski Enterprises			Unincorporated California
*	Yolanda Lewis
Innovative Resources  		State of California
*	Community Youth Empowerment
Strategies and Solutions		State of California
*	Yolanda Lewis Innovative
Resources Inc.				State of California



SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, Howard, Stanley has caused this notification of amendment to registration to be duly signed on behalf of Registrant upon the San Jose city and California
State this 5th day of October 2018.










By:

/s/ Lewis, Yolanda






Yolanda Lewis






President




Attest:

/s/ Howard, Stanley


Howard, Stanley



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